UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pernix Therapeutics Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71426V108
(CUSIP Number)

Brandon R. Belanger
10003 Woodloch Forest Drive
The Woodlands, Texas  77380
(832) 934-1825

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 71426V108

(1)	Names of Reporting Persons Brandon R. Belanger
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	(7)	Sole Voting Power 1,979,238
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,979,238
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,979,238
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
(13)	Percent of Class Represented by Amount in Row (11) 7.7%(1)
(14)	Type of Reporting Person (See Instructions) IN

(1) Based on 25,705,730 shares of the Issuer’s common stock issued and outstanding following the close of an underwritten offering of 4 million shares, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 21, 2011.

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed by the Reporting Person on March 19, 2010 (the “Initial Statement” and, together with this Amendment No. 1, the “Schedule 13D”).  Except as specifically amended by this Amendment No. 1, the Initial Statement remains in full force and effect.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), (b), and (c) are hereby amended and restated in their entirety as follows:

(a)  As of the date hereof, the Reporting Person is the beneficial owner of 1,979,238 shares, representing 7.7% of the aggregate Common Stock outstanding, based on 25,705,730 shares of the Common Stock issued and outstanding following the close of an underwritten registered direct offering of 4 million shares, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 21, 2011.

(b)  The Reporting Person has the sole power to vote and dispose of all reported shares.

(c)  On July 21, 2011, the Issuer, the Reporting Person, and certain other individual stockholders of the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Stifel, Nicolaus & Company, Incorporated (“Stifel”) to sell shares of Common Stock in an underwritten registered direct offering.  Pursuant to the terms of the Underwriting Agreement, (i) the Issuer sold an aggregate of 3,000,000 shares Common Stock, (ii) the Reporting Person sold 110,762 shares of Common Stock, and (iii) the other participating stockholders sold an aggregate 889,238 shares of Common Stock (collectively, the “Offering”).

The Offering was made pursuant to the Issuer’s shelf registration on Form S-3 (File No. 333-174629), which was filed with SEC on May 31, 2011 and declared effective on June 10, 2011, and a Prospectus Supplement dated and filed with the SEC on July 21, 2011.

The public offering price was $7.00 per share and the underwriters of the offering, for whom Stifel acted as representative, purchased the shares at a price of $6.58 per share pursuant to the Underwriting Agreement.  The Offering closed on July 27, 2011.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

All shares owned by the Reporting Person are subject to the terms of a stockholder agreement by and between the Reporting Person and the Issuer, which was previously disclosed by the Reporting Person on a Schedule 13D filed with the SEC on March 19, 2010, and which was amended and restated in its entirety on May 27, 2011 (the “Stockholder Agreement”).  Under the terms of the Stockholder Agreement, the Reporting Person may freely transfer up to fifteen percent of his shares beginning June 10, 2011, another fifteen percent of his shares will become freely transferable on June 10, 2012, another fifteen percent of his shares on June 10, 2013, and all remaining shares will become freely transferable on June 10, 2014. A copy of the Stockholder Agreement is attached as Exhibit 1 and incorporated by reference herein.

Following the Offering (described in Item 5(c)), the Reporting Person is subject to an additional lock-up agreement (the “Underwriting Lock-Up Agreement”) with Stifel.  Under the terms of the Underwriting Lock-Up Agreement, the Reporting Person agrees not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of Common Stock (except for the shares of Common Stock the Reporting Person sold in the Offering) for a period of 180 days after the date of the prospectus supplement.  A copy of the Underwriting Lock-Up Agreement is attached as Exhibit 2 and incorporated by reference herein.

The contractual resale restrictions contained in the Stockholder Agreement and the Underwriting Lock-Up Agreement are in addition to any restrictions imposed by applicable securities laws.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

The exhibits listed in Item 7 of the Initial Statement are hereby replaced by the following:

Exhibit 1	Amended and Restated Merger Partner Stockholder Agreement between the Issuer and the Reporting Person dated May 27, 2011.

Exhibit 2	Lock-Up Agreement between Stifel, Nicolaus and Company, Incorporated and the Reporting Person dated July 21, 2011.

Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2011	/s/ Brandon R. Belanger
Date	Signature

Exhibit 1

AMENDED AND RESTATED MERGER PARTNER
STOCKHOLDER AGREEMENT

THIS AMENDED AND RESTATED MERGER PARTNER STOCKHOLDER AGREEMENT (this “Agreement”), dated as of May 27, 2011, is by and between Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Company”), Pernix Therapeutics, LLC, a Louisiana limited liability company and a wholly-owned subsidiary of the Company (the “Pernix Subsidiary) and the undersigned stockholder (the “Stockholder”) of the Company.

WHEREAS, the parties entered into that certain Merger Partner Stockholder Agreement dated as of March 9, 2010 (the “Original Agreement”) that, among other things, placed restrictions on the transfer of Company Shares (as defined below) received by the Stockholder in connection with the reverse merger transaction on March 9, 2010 (the “Merger”), which shares are indicated on the signature page to this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company is filing a Form S-3 with the Securities and Exchange Commission (the “SEC”) to register for resale up to 45% of the Company Shares (the “Form S-3”); and

WHEREAS, in consideration of including up to 45% of the Company Shares in the Form S-3, the parties hereto desire to amend and restate the Original Agreement as follows.

NOW, THEREFORE, in consideration of the foregoing, intending to be legally bound, the parties hereto hereby agree as follows:

1.	Original Agreement. The Original Agreement is hereby amended and restated in its entirety by this Agreement, and the Original Agreement shall be of no further force or effect.

2.	Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Company Shares” means all shares of capital stock of Company acquired by Stockholder in the Merger and owned, beneficially or of record, by Stockholder as of the date hereof.

“Constructive Sale” means with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership.

“Transfer” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge, hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

3.	Lock-Up with Respect to Company Shares.

a.
Lock-Up Period.  Upon the time the Form S-3 is declared effective by the SEC (the “Effective Time”), the Stockholder shall be able to freely Transfer up to fifteen percent (15%) of the Company Shares held by such Stockholder.  Thereafter, Stockholder shall not Transfer any Company Shares except in accordance with the following provisions:

(i)	on the first anniversary of the Effective Time, Stockholder shall be able to freely Transfer an additional fifteen percent (15%) of the Company Shares held by such Stockholder;

(ii)	on the second anniversary of the Effective Time, Stockholder shall be able to freely Transfer an additional fifteen percent (15%) of the Company Shares held by such Stockholder; and

(iii)	on the third anniversary of the Effective Time, Stockholder shall be able to freely Transfer the remaining fifty-five percent (55%) of the Company Shares held by such Stockholder.

b.
Additional Restrictions.  The restrictions on Transfer set forth in this Agreement shall be in addition to any restrictions on Transfer under any federal and state securities laws.  Additionally, the restrictions set forth in this Section 3 shall not apply to Transfers to any beneficiary of the Stockholder pursuant to will, intestacy or other testamentary document or applicable laws of descent in the event of the death of Stockholder, provided that Stockholder’s heir or heirs thereof shall have executed and delivered a counterpart of this Agreement.

c.
Restrictions by Underwriters.  In addition to the restrictions on Transfer set forth in this Agreement, the Stockholder agrees, if requested by the managing underwriter or underwriters in a Company initiated underwritten offering (each, a “Company Offering”), not to effect any public sale or distribution of any of the Company Shares held by such Stockholder for a period of one hundred eighty (180) days from the date of consummation of the Company Offering, or such shorter period as may be requested by the managing underwriter or underwriters in such Company Offering.

d.
Right to Decline Transfer. Company is hereby authorized to disclose the existence of this Agreement to its transfer agent and registrar. Stockholder also agrees and consents to the entry of stop transfer instructions with Company’s transfer agent and registrar against the Transfer of Company Shares held by such Stockholder except in compliance with the foregoing restrictions.  In the case of any Company Shares for which Stockholder is the beneficial but not the record holder, Stockholder agrees to cause the record holder to comply with the foregoing provisions of this Section 3.

4.	Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Company and the Pernix Subsidiary as follows:

a.
(i) Stockholder is the beneficial or record owner of the shares of capital stock of Company indicated on the signature page of this Agreement free and clear of any and all pledges, liens, security interests, mortgage, claims, charges, restrictions, options, title defects or encumbrances; (ii) Stockholder does not beneficially own any securities of Company other than the shares of capital stock set forth on the signature page of this Agreement; (iii) Stockholder has full power and authority to make, enter into and carry out the terms of this Agreement; and (iv) this Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder enforceable against Stockholder in accordance with its terms. Stockholder agrees to notify Company promptly of any additional shares of capital stock of Company of which Stockholder becomes the beneficial owner after the date of this Agreement.

b.
The execution and delivery of this Agreement and the performance by Stockholder of his, her or its agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which Stockholder is a party or by which Stockholder (or any of his, her or its assets) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not impair or adversely affect Stockholder’s ability to perform his obligations under this Agreement or render inaccurate any of the representations made by Stockholder herein.

c.
Stockholder understands and acknowledges that Company is filing the Form S-3 in reliance upon Stockholder’s execution and delivery of this Agreement and the representations and warranties of Stockholder contained herein.

5.	Termination. This Agreement shall remain in full force and effect following the Effective Time for the time periods provided in Section 3.

6.	Miscellaneous Provisions.

a.
Amendments, Modifications and Waivers. This Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any waiver of any term or condition hereof shall be valid only if set forth in a written instrument signed on behalf of such party. Such waiver shall not be deemed to apply to any term or condition other than that which is specified in such waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

b.
Entire Agreement. This Agreement constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof.

c.
Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including without limitation its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Louisiana without giving effect to any choice or conflict of law provision or rule (whether of the State of Louisiana or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Louisiana.

d.
Submission to Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the State of Louisiana in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding may be heard and determined in a court located in Louisiana, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other jurisdiction. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 6(l) hereof. Nothing in this Section 6(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

e.
WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

f.
Indemnification; Attorneys’ Fees. Stockholder agrees to defend, protect, indemnify and hold harmless Company and the Pernix Subsidiary, and their respective affiliates, parents, directors, officers, employees, representatives and agents, and each of them, for, from and against any and all Losses (as defined below), including third party claims, arising out of, caused by, relating to, resulting from or in connection with, a breach by Stockholder of the terms of this Agreement.  “Loss” means any liability, claim, demand, damage, loss, fine, penalty, cause of action, suit or cost, of any kind or description, including, but not limited to, judgments, liens, expenses (including, but not limited to, court costs and attorneys’ fees) and amounts agreed upon in settlement.

g.
Assignment and Successors. No party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 6(g) shall be null and void.

h.
No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, or to otherwise create any third-party beneficiary hereto, except that the Transfer restrictions set forth in Section 3 shall be for the benefit of any managing underwriter or underwriters in a Company Offering.

i.
Cooperation. Stockholder agrees to cooperate fully with Company and the Pernix Subsidiary and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Company and the Pernix Subsidiary to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purpose of this Agreement.

j.
Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

k.
Specific Performance; Injunctive Relief. The parties hereto acknowledge that Company and the Pernix Subsidiary shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth in this Agreement. Stockholder accordingly agrees that, in addition to any other remedies that may be available to Company and the Pernix Subsidiary upon any such violation, Company and the Pernix Subsidiary shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Company and the Pernix Subsidiary at law or in equity without posting any bond or other undertaking.

l.
Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, in each case to the intended recipient as follows: (A) if to Company or the Pernix Subsidiary, to 10003 Woodloch Forest Drive, The Woodlands, Texas  77380, and (B) if to Stockholder, to Stockholder’s address shown below Stockholder’s signature on the signature page hereof.

m.
Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of copies of this Agreement of amendments thereto and of signature pages by facsimile transmission or by email transmission in portable document format, or similar format, shall constitute effective execution and delivery of such instrument(s) as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or by email transmission in portable document format, or similar format, shall be deemed to be their original signatures for all purposes.

n.	Headings. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

o.
Legal Representation. The parties have participated jointly in the negotiation and drafting of this Agreement.  No provision of this Agreement will be interpreted for or against any party because his or its legal representative drafted the provision.

(Signature page(s) follows)

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Brandon R. Belanger
Name : Brandon R. Belanger

Address

PERNIX THERAPEUTICS HOLDINGS, INC.

/s/ Tracy S. Clifford
Name: Tracy S. Clifford
Title: Chief Financial Officer

PERNIX THERAPEUTICS, LLC	Telephone: ( ) -
Facsimile: ( ) -
/s/ Tracy S. Clifford	E-Mail Address:
Name: Tracy S. Clifford
Title: Chief Financial Officer of Manager	Shares Beneficially Owned by Stockholder:

_________ Company Shares

Exhibit 2

LOCKUP AGREEMENT
July 21, 2011

Pernix Therapeutics Holdings, Inc.
10003 Woodloch Forest Drive
The Woodlands, Texas 77380

Stifel, Nicolaus & Company, Incorporated
As Representative of the Several Underwriters
One Montgomery Street
Suite 3700
San Francisco, California 94104

Ladies and Gentlemen:

The undersigned refers to the proposed Underwriting Agreement (the “Underwriting Agreement”) among Pernix Therapeutics Holdings, Inc., a Maryland corporation (the “Company”), certain selling stockholders named therein and the underwriters named therein (the “Underwriters”).  As an inducement to the Underwriters to execute the Underwriting Agreement in connection with the proposed public offering of shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), pursuant to a Shelf Registration Statement on Form S-3 (No. 333-174629), the undersigned hereby agrees that from the date hereof and until 180 days after the public offering date set forth in the final prospectus supplement used to sell the Common Stock (the “Public Offering Date”) pursuant to the Underwriting Agreement (such 180 day period being referred to herein as the “Lock-Up Period”), to which you are or expect to become parties, the undersigned will not (and will cause any spouse or immediate family member of the spouse or the undersigned living in the undersigned’s household, any partnership, corporation or other entity within the undersigned’s control, and any trustee of any trust that holds Common Stock or other securities of the Company for the benefit of the undersigned or such spouse or family member not to) offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase,  or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”), which consent may be withheld in Stifel Nicolaus’ sole discretion; provided, however, that if (i) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (ii) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Stifel Nicolaus waives, in writing, such extension.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-Up Period pursuant to the previous paragraph will be delivered by Stifel Nicolaus to the Company (in accordance with the notice provisions set forth in the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.  The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Agreement during the period from the date of this Agreement to an including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to Stifel Nicolaus and will not consummate such transaction or take any such action unless it has received written confirmation from Stifel Nicolaus that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

The foregoing restrictions shall not apply to bona fide gifts by the undersigned, provided that (a) each resulting transferee of the Company’s securities executes and delivers to Stifel Nicolaus an agreement satisfactory to Stifel Nicolaus certifying that such transferee is bound by the terms of this Agreement and has been in compliance with the terms hereof since the date first above written as if it had been an original party hereto and (b) to the extent any interest in the Company’s securities is retained by the undersigned (or such spouse or family member), such securities shall remain subject to the restrictions contained in this Agreement.

Any Common Stock received upon exercise of options granted to the undersigned will also be subject to this Agreement.  Any Common Stock acquired by the undersigned in the open market on or after the Public Offering Date will not be subject to this Agreement.  A transfer of Common Stock to a family member or a trust for the benefit of the undersigned or a family member may be made, provided the transferee agrees in writing prior to such transfer to be bound by the terms of this Agreement as if it were a party hereto.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to (a) decline to make any transfer of shares of Common Stock if such transfer would constitute a violation or breach of this Agreement and (b) place legends and stop transfer instructions on any such shares of Common Stock owned or beneficially owned by the undersigned.

This Agreement is irrevocable and shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to choice of law rules.  This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before July 31, 2011.

Very truly yours,

/s/ Brandon R. Belanger
Printed Name: Brandon R. Belanger